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<u>**TO ALL STOCK EXCHANGES**</u>

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 18, 2019

Dear Sir/ Madam,

Sub: Settlement order issued by the Securities and Exchange Board of India ("SEBI") in respect of Infosys Limited

As previously disclosed the Company had submitted a settlement application ("Settlement Application") on December 5, 2017 with the Securities and Exchange Board of India ("SEBI") under Regulation 3 read with Schedule II (I)(12)of the SEBI (Settlement of Administrative and Civil Proceedings) Regulations, 2014.

The Company is informed that SEBI has passed a settlement order dated February 15, 2019 ("**Settlement Order**") in respect of the Settlement Application. The Settlement Application pertained to matters relating to the severance agreement entered into with the former CFO of the Company in October 2015, and was based on an undertaking by the Company without admitting the findings of facts and conclusion of law. The Company has paid a settlement amount of INR Thirty Four Lakhs Thirty Five Thousand (INR 34,35,000/-) in respect of the said settlement of allegations under the Settlement Order. Pursuant to the Settlement Order, the possible proceedings against the Company stand settled and no enforcement action will be initiated by SEBI against the Company in respect of the said allegations.

This is for your information and records and is being intimated in accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Yours Sincerely,

For **Infosys Limited**

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com